U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Jones, Lance (Last) (First) 1523 S. Bowman, Suite A (Street) Little Rock, AR 72211 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) N/A	4. Issuer Name and Ticker or Trading Symbol Cytomedix, Inc. CYME	6. If Amendment, Date of Original (Month/Day/Year) N/A
	3. IRS Identification Number of Reporting Person, if an entity N/A	5. Relationship of Reporting Person to Issuer Director Officer 10% Owner Other Controller	7. Individual or Joint Group Filing X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security	2. Amount of Securities Beneficially Owned	3. Ownership Form: Direct (D) or Indirect (I)	4. Nature of Indirect Ownership
None

Table II - Derivative Securities Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form: Direct (D) or Indirect (I)	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date
Options to Purchase Common Stock	02/04/2003	02/04/2013	Common Stock, par value $.0001	40,000	$1.50	D	N/A

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person:

/s/Lance Jones

Lance Jones

Date: February 4, 2003